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AUDITORS’ REPORT ON RECONCILIATION TO
UNITED STATES GAAP

To the Board of Directors of Vitran Corporation Inc.

On January 31, 2003, we reported on the consolidated balance sheets of Vitran Corporation Inc. as at December 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002 which are included in the annual report on Form 20-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the accompanying “Reconciliation to United States GAAP — Additional Disclosures”. This supplemental information is the responsibility of the Corporation’s management. Our responsibility is to express an opinion on this supplemental information based on our audits.

In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/   KPMG LLP

Chartered Accountants

Toronto, Canada
January 31, 2003

Vitran Corporation Inc.
Reconciliation of United States GAAP
Additional Disclosures

The consolidated financial statements of the Corporation for the years ended December 31, 2002, 2001, and 2000 included in the Corporation’s Form 20-F dated June 11, 2003 includes Note 14 “Canadian and United States accounting policy differences”. This note is prepared in accordance with item 17 of Form 20-F. Item 18 of Form 20-F requires that additional disclosures required by United States GAAP be provided when the above consolidated financial statements are incorporated by reference into a Form F-10. The following disclosures would be presented in the Corporation’s financial statements presented in accordance with United States GAAP.

i)	Accounts payable and accrued liabilities

	Dec. 31, 2002	Dec. 31, 2001

Accounts payable	$18,147	$17,763
Accrued wages and benefits	6,072	5,105
Accrued claims, self insurance and workers compensation	6,355	7,487
Other	12,517	9,728

	$43,091	$40,083

ii)	The following table outlines the pro forma impact if the compensation cost for the Corporation’s stock options determined under the fair value method for awards granted on or after January 1, 1995.

	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000

Options granted	175,000	100,000	40,000
Net income (loss), as reported	$5,362	$(2,555)	$9,504
Pro forma net income (loss)	$4,757	$(3,179)	$8,963
Pro forma basic income (loss) per share	$0.49	$(0.32)	$0.91
Pro forma diluted income (loss) per share	$0.49	$(0.32)	$0.91